Stellar Biotechnologies to Present at Rodman and Renshaw 13th Annual Global Investment Conference from September 8-10, 2013

PORT HUENEME, CA, (August 29, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today that it will present at the Rodman and Renshaw 2013 Annual Global Investment Conference in New York City from September 8th to 10th, 2013.

Date:

Monday, September 9, 2013

Time:

12:05 p.m. Eastern Time

Location:

Millennium Broadway Hotel – Room 7.02, New York, NY

Webcast:

http://wsw.com/webcast/rrshq23/SBOTF

Conference participation is limited by capacity and registration is required. Please contact your Rodman and Renshaw representative for more information.

The presentation will be available on the investor relations section of Stellar Biotechnologies’ website at http://stellarbiotechnologies.com/investors/profile_presentations/ following the presentation date.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH operates as both a vital component in many active immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as an antigen for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and core KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of high-quality KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.

Contacts:

Frank Oakes, Chairman
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (212) 301-7130
markmcp@mzgroup.us
Web: www.mzgroup.us